                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                            Republic Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760934 10 9
                                   -----------
                                  (CUSP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 16, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        30,008,353
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           30,008,353
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            30,008,353
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]

            [See item 5]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        25,019,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           25,019,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            25,019,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            BK, OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        25,019,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           25,019,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            25,019,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by H. Wayne Huizenga dated May 21, 1995, as amended by Amendment No. 1 dated July 17, 1995, as amended by Amendment No. 2 dated August 3, 1995, as amended by Amendment No. 3 dated October 27, 1995 (the "Original
Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original
Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  This Statement is being filed jointly by H. Wayne Huizenga ("Mr. Huizenga"), Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). Mr. Huizenga's business address is 450 East Las Olas Blvd., Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada 89016. Mr. Huizenga is Chairman of the Board and Co-Chief Executive Officer of the Issuer, which is a holding company with major business segments in vehicle rental, vehicle retailing, integrated solid waste services, and electronic security services and which is headquartered at 450 East Las Olas Blvd., Suite 1200, Fort Lauderdale, Florida 33301. Mr. Huizenga also is Chairman of Huizenga Holdings, Inc., a holding and management company for certain investments by Mr. Huizenga in privately- owned companies and businesses. Mr. Huizenga is the sole shareholder of HII. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold, and manage certain of Mr. Huizenga's investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                  The names, addresses and principal occupations of each executive officer and director of HII, all of whom are United States citizens, are as follows:

                                                                                                            PRINCIPAL
           NAME                            TITLE                         BUSINESS ADDRESS                  OCCUPATION
---------------------------      --------------------------       -------------------------------       ----------------
Richard C. Rochon                President and                    Huizenga Holdings, Inc.               President of
                                 Director                         200 South Andrews Ave.                Huizenga
                                                                  Ft. Lauderdale, FL                    Holdings, Inc.
                                                                  33301

Cris V. Branden                  Treasurer and                    Huizenga Holdings, Inc.               Vice President
                                 Director                         200 South Andrews Ave.                of Huizenga
                                                                  Ft. Lauderdale, FL                    Holdings, Inc.
                                                                  33301

William M. Pierce                Secretary                        Huizenga Holdings, Inc.               Vice President
                                                                  200 South Andrews Ave.                of Huizenga
                                                                  Ft. Lauderdale, FL                    Holdings, Inc.
                                                                  33301

Monte Miller                     Director and                     Huizenga Investments, Inc.            President of
                                 Assistant Treasurer              P.O. Box 50102                        Nevada Holdings
                                                                  Henderson, NV  89106                  Services Corp., a
                                                                                                        provider of
                                                                                                        corporate
                                                                                                        services

                  None of Mr. Huizenga, HII, HILP, or to the knowledge of the reporting persons, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                  In May 1996, the Issuer declared a two-for-one stock split in the form of a 100% stock dividend to stockholders of record on May 28, 1996, which was distributed on June 8, 1996. All references to shares and per share data in this Statement have been retroactively adjusted to reflect the stock split.

                  In April 1996, Mr. Huizenga was granted stock options to purchase 467,117 shares of Common Stock at an exercise price of $16.125 per share (the "1996 Options") under the Issuer's 1995 Employee Stock Option Plan. The 1996 Options are presently exercisable in full. Mr. Huizenga's source of funds for the exercise of the 1996 Options is undetermined as of the date hereof, but most likely will come from personal funds.

                  On December 20, 1996, Mr. Huizenga transferred 8,997,440 shares of Common Stock and warrants to acquire 16,000,000 shares of Common Stock at exercise prices ranging from $2.25 to $3.50 per share to HILP as a capital contribution to HILP.

                  On January 3, 1997, Mr. Huizenga was granted stock options to purchase 1,524,017 shares of Common Stock at an exercise price of $28.625 per share (the "1997 Options") under the Issuer's 1995 Employee Stock Option Plan. The 1997 Options are presently exercisable in full. Mr. Huizenga's source of funds for the exercise of the 1997 Options is undetermined as of the date hereof, but most likely will come from personal funds.

                  On January 16, 1997, in connection with the merger of AutoNation Incorporated with a wholly owned subsidiary of the Issuer (the "AutoNation Merger"), HILP acquired 21,779 shares of Common Stock (the "Merger Shares") in exchange for its shares of common stock of AutoNation Incorporated. In addition, in connection with the AutoNation Merger, Messrs. Rochon, Branden and Pierce acquired, directly or indirectly, 272,245, 5,444 and 27,224 shares of Common Stock, respectively, in exchange for their shares of common stock of AutoNation Incorporated.

                  On January 21, 1997, Mr. Rochon acquired from the Issuer 210,000 shares of Common Stock in a private placement transaction at a price of $35.50 per share.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph:

                  Mr. Huizenga, HII and HILP acquired the Merger Shares for investment purposes and, except as set forth in the Original Schedule 13D, none of the reporting persons or, to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  (a) and (b)       As of January 16, 1997, Mr. Huizenga may be
deemed to beneficially own 30,008,353 shares of Common Stock (which includes 25,019,219 shares of Common Stock beneficially owned by HILP described below and 4,989,134 shares of Common Stock issuable upon exercise of the 1996 Options, the 1997 Options and other employee options described in the Original Schedule 13D) representing approximately 10.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 268,531,590 shares of Common Stock issued and outstanding as of January 16, 1997, plus the 16,000,000 shares of Common Stock issuable upon exercise of warrants and 4,989,134 issuable upon exercise of employee stock options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 30,008,353 shares of Common Stock which he may be deemed to beneficially own.

                  As of January 16, 1997, HILP may be deemed to beneficially own 25,019,219 shares of Common Stock (which includes 16,000,000 shares of Common Stock issuable upon exercise of warrants) representing approximately 8.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 268,531,590 shares of Common Stock issued and outstanding as of January 16, 1997, plus the 16,000,000 shares of Common Stock issuable upon exercise of the warrants which HILP may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). HILP has the sole power to vote and the sole power to dispose of the 25,019,219 shares of Common Stock which it may be deemed to beneficially own.

                  As of January 16, 1997, HII may be deemed to beneficially own the 25,019,219 shares of Common Stock beneficially owned by HILP described above. HII has the sole power to vote and the sole power to dispose of the 25,019,219 shares of Common Stock which it may be deemed to beneficially own.

                  Mr. Huizenga disclaims beneficial ownership of 1,043,559 shares of Common Stock beneficially owned, directly and indirectly, by his wife.

                  Except as described below, as of January 16, 1997, none of the persons listed in Item 2 above (other than the reporting persons), individually or in the aggregate, beneficially owns more than 1% of the outstanding shares of Common Stock. Because the persons listed in Item 2 above (other than the reporting persons) are either officers or directors of HII, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 25,019,219 shares of Common Stock beneficially owned by HILP described above. Each of such persons disclaims beneficial ownership of any of the 25,019,219 shares of Common Stock.

                  (c) Except with respect to the acquisition of shares of Common Stock described herein and in the Original Schedule 13D, there have been no other transactions in any securities of the Issuer affected by Mr. Huizenga, HII, HILP or, to the knowledge of the reporting persons, any other person listed in Item 2 above during the past 60 days.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                  Except as described herein and in the Original Schedule 13D, none of Mr. Huizenga, HII, HILP or, to the knowledge of the reporting persons, any other person listed in Item 2 above is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

                  In connection with the AutoNation Merger described in Item 3 above, the Issuer has agreed to register the Merger Shares for possible resale from time to time on a continuous basis pursuant to a shelf registration statement to be filed with the Securities and Exchange Commission. In connection with the AutoNation Merger, HILP agreed not to sell the Merger Shares for a period of two years following the closing of the AutoNation Merger.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. WAYNE HUIZENGA



Dated: January 22, 1997

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS LIMITED
                                   PARTNERSHIP, a Nevada limited partnership

                                   By:  Huizenga Investments, Inc., a Nevada
                                        corporation, as general partner


                                        By:/s/ Richard C. Rochon
                                           -------------------------------------
                                           Richard C. Rochon
                                           President

Dated: January 22, 1997

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS, INC., a Nevada
                                   corporation

                                   By:  /s/ Richard C. Rochon
                                        ----------------------------------------
                                        Richard C. Rochon
                                        President

Dated: January 22, 1997